Filed Pursuant to Rule 424(b)(3)
Registration No. 333-44125
Prospectus
RadioShack Shares Plan
CUSIP 750438 10 3
       The RadioShack Shares Plan of RadioShack Corporation provides individual investors with a variety of services, including (1) automatic reinvestment of cash dividends paid on shares of RadioShack Corporation common stock, (2) a means of making optional cash investments in RadioShack common stock of up to $150,000 per annum, (3) a means of purchasing shares of RadioShack common stock for others, and (4) the ability to sell shares of RadioShack common stock through the Plan. A broker-dealer to be selected is the Agent for stock purchases and sales.
      The price of shares of common stock purchased under the Plan will be the weighted average cost of all shares purchased by the Plan Administrator with respect to the applicable Investment Date. The common stock is traded on the New York Stock Exchange. The symbol for RadioShack Corporation on the New York Stock Exchange is “RSH.” This prospectus relates to 6,000,000 shares of common stock.
      To the extent required by applicable law in certain jurisdictions, shares offered under the Plan are offered through the Agent.

      INVESTING IN OUR COMMON STOCK INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus is July 3, 2006.

ii

      Unless otherwise specified, the information in this Prospectus is set forth as of July 3, 2006. We anticipate that changes will occur in our affairs after that date. We have not authorized anyone to give any information or to make any representations, other than as contained in this Prospectus, in connection with the offer contained in this document. If anyone gives you any information or makes any representation in connection with this offer, you should not rely on it as information that we have authorized. This Prospectus does not constitute an offer to sell our common stock in any state or other jurisdiction where it is unlawful to make such an offer.
SUMMARY
About RadioShack
      RadioShack Corporation is primarily a retailer of consumer electronics products and services. We seek to differentiate ourselves from our various competitors by focusing on dominating cost-effective solutions to meet everyone’s routine electronics needs and families’ distinct electronics wants. This strategy allows us to take advantage of the unique opportunities provided by our extensive retail presence, knowledgeable sales staff, and relationships with reputable vendors. We believe this strategy provides us with the opportunity to increase our market share in the highly competitive consumer electronics area.
      We operate company stores located throughout the United States, as well as in Puerto Rico and the U.S. Virgin Islands. These stores are located in major shopping malls and strip centers, as well as individual storefronts. Each location carries a broad assortment of both private label and third-party branded consumer electronics products. Our product lines include wireless telephones and communication devices such as scanners and two-way radios; residential telephones, DVD players, computers and direct-to-home (DTH) satellite systems; home entertainment, wireless, imaging and computer accessories; general and special purpose batteries; wire, cable and connectivity products; and digital cameras, radio-controlled cars and other toys, satellite radios, memory players and wellness products. We also provide consumers access to third-party services such as wireless telephone and DTH satellite activation, satellite radio service, prepaid wireless airtime and extended service plans.
      We also operate kiosks located throughout the United States. These kiosks are primarily inside SAM’S CLUB locations, as well as stand-alone Sprint Nextel kiosks we operate in major shopping malls. These locations, which are not RadioShack-branded, offer product lines including wireless handsets and associated accessories, as well as DTH satellite systems. We also provide consumers access to third-party wireless telephone services.

      In addition, we have other sales channels and support operations, including:

•	a network of dealer outlets located in the United States and internationally,

•	our Web site www.radioshack.com,

•	our service and support network to service the consumer electronics and personal computer retail industry in the United States,

•	our company-operated stores and dealer outlets located in Canada, as well as RadioShack-branded stores and dealers in Mexico (which are operated by a joint venture of which we are a minority owner), and

•	our established support infrastructure.
      Our principal executive offices are located at 300 RadioShack Circle, MS CF3-203, Fort Worth, Texas 76102, and the telephone number is (817) 415-3700.
RadioShack Shares Plan
      Some of the advantages and features of the RadioShack Shares Plan that are described in this Prospectus are

•	Participants may acquire additional shares of common stock automatically by reinvesting their cash dividends in additional shares of common stock.

•	Persons not presently owning shares of common stock may become participants by making an initial cash investment for the purchase of common stock of not less than $250 and not more than $150,000.

•	Dividends are calculated on all full and fractional shares of common stock in the Plan.

•	Participants may direct the Plan Administrator to transfer all or a portion of their shares of common stock in the Plan to the account of another person.

•	Participants may purchase shares of common stock for family members and others by making cash investments on their behalf.

•	Participants may, through the Plan, sell shares held by the Plan.

•	Personal recordkeeping is simplified by the Plan Administrator’s issuance of statements indicating account activity.

RISK FACTORS
      Before making an investment decision, you should carefully consider the following risks and uncertainties described below, as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial, but you consider important. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of the securities registered herein could decline, and you may lose all or part of your investment.

Our turnaround strategy may disrupt our business. In addition, the strategy may not be successful.
      In February 2006, we announced a turnaround strategy with four components: store rationalization, inventory rationalization, distribution center consolidation, and expense reduction. This turnaround strategy may lead to disruptions in our business, including disruptions from the reduced number of stores, distribution centers and employees, as well as from the rationalization of certain products. These disruptions could adversely affect our business operations and our financial results. While we believe any disruptions would be short-term, we cannot assure that the impact (whether short-term or long-term) from these disruptions would not be material. Further, the implementation of the program will increase our expenses and product costs, which, in turn, may affect our credit ratings and overall liquidity. In addition, if our turnaround strategy is not successful, or if we do not execute the strategy effectively, our business operations and financial results could be adversely affected.

Any reductions or changes in the growth rate of the wireless industry or changes in the dynamics of the wireless communications industry could cause a material adverse effect on our sales and financial results.
      Sales of wireless handsets and the related commissions and residual income constitute approximately one-third of our total revenue. Consequently, changes in the wireless industry, such as the ones discussed below, could have a material adverse effect on our results of operations and financial condition.
      Lack of growth in the overall wireless industry tends to have a corresponding effect on our wireless sales. Because growth in the wireless industry is often driven by the adoption rate of new wireless handset technologies (such as camera or video phones), the absence of these new technologies, or the lack of consumer interest in adopting these new technologies, could lead to slower growth, or a decline, in overall wireless industry sales, as well as in our sales.
      Other changes in the wireless industry that could materially and adversely affect our sales include wireless industry consolidation. Consolidation in the wireless industry could lead to a concentration of competitive strength, particularly competition from wireless carriers’ retail stores, and could, therefore, adversely affect our sales as competitive levels increase.

The recent changes in our wireless carrier relationships may not be successful, which could cause a material adverse effect on our operations and financial results.
      In July 2005, we signed a long-term agreement with Cingular Wireless to begin offering their GSM wireless service in our stores in January 2006. As a result of entering into this agreement with Cingular, we discontinued the sale of Verizon Wireless’ products and services at the end of 2005. Also, in July 2005, we amended our existing relationship with Sprint PCS. Sprint subsequently acquired Nextel, and we began offering Nextel products and services in our stores. As a result of these changes, we have experienced temporary interruptions in our business. Additional interruptions could result from changes in selling techniques, marketing approaches, customer base, and product selection. In addition, these changes could impact our financial results due to changes in our compensation model, residual income, commission income, gross margins, and handset sales.

Our inability to effectively manage our inventory levels, particularly excess or inadequate amounts of inventory, could adversely affect our financial results.
      We source inventory both domestically and internationally, and our inventory levels are subject to a number of factors beyond our control. These factors, including reduced consumer spending and consumer disinterest in our product offerings, could lead to excess inventory levels. Additionally, we may not assess appropriate product life cycles or end-of-life products, leaving us with excess inventory. To reduce these inventory levels, we may be required to lower our prices, adversely impacting our margin levels and our financial results.
      Alternatively, we may have inadequate inventory levels for particular items, including popular selling merchandise, due to factors such as unavailability of products from our vendors, import delays, labor unrest, untimely deliveries or the disruption of international, national or regional transportation systems. The occurrence of any of these factors on our inventory supply could adversely impact our financial results.

We may not be able to maintain our historical gross margin levels.
      Historically, we have maintained gross margin levels of approximately 50%. We may not be able to maintain these margin levels in the future due to various factors, as well as higher sales of lower margin products such as personal electronics products and third-party branded products. If sales of these lower margin items continue to increase, our overall gross margin levels will be adversely affected.

Changes in the financial markets or in our results of operations could reduce or eliminate our access to longer term capital or short-term credit availability, which could adversely affect our financial condition and liquidity.
      Depending on our cash flow levels, we may periodically borrow funds in the short-term commercial paper market to fund, among other things, our inventory purchases and operational expenditures. Adverse changes in the financial markets that restrict the availability of funds for capital markets borrowing, as well as adverse changes in our results of operations and financial condition, could cause the short-term commercial paper market to be unavailable to us. In this event, we would be required to utilize our bank credit facilities.

We may be unable to successfully execute our solutions strategy to dominate cost-effective solutions to meet everyone’s routine electronics needs and families’ distinct electronics wants.
      To achieve our solutions strategy, we have undertaken a variety of strategic initiatives. Our failure to successfully execute our strategy or the occurrence of any of the following events could have a material adverse effect on our business:

•	Our inability to improve the customer experience in our core and close-to-core channels; to rationalize and improve our infrastructure; to leverage our assets to create new streams of revenue and profit; and to attract, retain, develop, mentor and reward great people;

•	Our inability to optimize and execute our strategic plans, including our kiosk operations and other sales channels; and

•	Our inability to successfully identify and analyze emerging growth opportunities in the areas of strategic business alliances, acquisitions, licensing opportunities, new markets, non-store sales channels, and innovative products.

Our competition is both intense and varied, and our failure to effectively compete could adversely affect our prospects.
      In the retail consumer electronics marketplace, the level of competition is intense. We compete primarily with retail stores and, to a lesser extent, with alternative channels of distribution such as e-commerce, telephone shopping services and mail order. Changes in the amount and degree of promotional intensity or merchandising strategy exerted by our current competitors and potential new competition could present us with difficulties in retaining existing customers, attracting new customers and maintaining our profit margins. Furthermore, while we recently re-deployed our RadioShack.com e-commerce site, the modifications to this site may not be sufficient to adequately compete with other e-commerce competitors.
      In addition, some of our competitors may use strategies such as lower pricing, wider selection of products, larger store size, improved store design, and more efficient sales methods. While we attempt to differentiate ourselves from our competitors by focusing on the electronics specialty retail market, our business model may not allow us to compete successfully against existing and future competitors.

Adverse changes in national or regional U.S. economic conditions could negatively affect our financial results.
      Adverse economic changes have a significant negative impact on consumer spending, particularly discretionary spending for consumer electronics products, which, in turn, could directly affect our overall sales. Consumer confidence, recessionary and inflationary trends, equity market levels, consumer credit availability, interest rates, consumers’ disposable income and spending levels, energy prices, job security and unemployment rates directly impact the volume of customer traffic and level of sales in our locations. Negative trends of any of these economic conditions, whether national or regional in nature, could adversely affect our financial results, including our net sales and profitability.

Our inability to increase or maintain the level of sales in both our wireless and non-wireless platforms could adversely affect our results.
      A critical component of our business results is continued increases in our sales levels. Our ability to increase sales in existing stores may also be affected by:

•	Our success in driving customers into our stores,

•	Our ability to maintain fully-staffed stores and trained employees,

•	Our ability to keep stores stocked with the correct merchandise, and

•	Our ability to choose the correct mix of products to sell.

The occurrence of severe weather events or natural disasters could significantly damage or destroy outlets or prohibit consumers from traveling to our retail locations, especially during the peak winter holiday shopping season.
      If severe weather, such as a large hurricane, tornado or earthquake, occurs in a particular region and damages or destroys a significant number of our stores in that area, our overall sales would be reduced accordingly. In addition, if severe weather, such as heavy snowfall or extreme temperatures, discourages or restricts customers in a particular region from traveling to our stores, our sales would also be adversely affected. If severe weather occurs during the fourth quarter holiday season, the adverse impact to our sales could be even greater than at other times during the year because we generate a significant portion of our sales during this period.

Any additional terrorist activities in the U.S., as well as the international war on terror, may adversely affect our sales and our stock price.
      An additional terrorist attack or series of attacks on the United States could have a significant adverse impact on the United States’ economy. This downturn in the economy could, in turn, have a material adverse effect on our sales. Furthermore, the threat of terrorist attacks in the United States since September 11, 2001, as well as the ongoing international war on terror, continues to create economic and political uncertainties in the United States. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility could cause greater uncertainty and cause the economy to suffer in ways that we currently cannot predict. In addition, these events could cause or contribute to a general decline in equity valuations, which, in turn, could reduce the market value of RadioShack.

If we fail to enter into, maintain and renew profitable relationships with providers of third-party branded products, our sales and gross margins could be adversely affected.
      Our large selection of third-party branded products makes up a significant portion of our overall sales. If we are unable to create, maintain or renew our relationships with the suppliers of these products, our sales and our gross margins could be adversely impacted.

Our inability to successfully identify and enter into relationships with developers of new technologies or the failure of these new technologies to be adopted by the market could impact our ability to increase or maintain our sales. Additionally, the absence of new services or products and product features in the merchandise categories we sell could adversely affect our sales.
      Our ability to maintain and increase revenues depends, to a large extent, on the periodic introduction and availability of new products and technologies. If we fail to identify these new products and technologies, or if we fail to enter into relationships with their developers prior to widespread distribution within the market, our sales and gross margins could be adversely affected. Furthermore, it is possible that these new products or technologies will never achieve widespread consumer acceptance, also adversely affecting our sales. Finally, the lack of innovative consumer electronics products, features or services that can be effectively featured in our store model could also impact our ability to increase or maintain our sales.

The inability to attract, retain and grow an effective management team or changes in the cost or availability of a suitable workforce to manage and support our operating strategies could cause our operating results to suffer.
      Our success depends in large part upon our ability to attract, motivate and retain a qualified management team and employees. Qualified individuals needed to fill these positions could be in short supply. The inability to recruit and retain such individuals could result in high employee turnover at our stores and in our company overall, which could have a material adverse effect on our business and financial results. Additionally, competition for qualified employees requires us to continually assess our compensation structure. Competition for qualified employees has required, and in the future could require, us to pay higher wages to attract a sufficient number of qualified employees, resulting in higher labor compensation expense.

We have contingent lease obligations related to our discontinued retail operations that, if realized, could materially and adversely affect our financial results.
      We have contingent liabilities related to retail leases of locations which were assigned to other businesses. The majority of these contingent liabilities relate to various lease obligations arising from leases assigned to CompUSA, Inc. as part of the sale of our Computer City, Inc. subsidiary to CompUSA in August 1998. In the event CompUSA or the other assignees, as applicable, are unable to fulfill these obligations, we would be responsible for rent due under the leases, which could have a material adverse affect on our financial results.

Failure to comply with, or the additional implementation of, restrictions or regulations regarding the products and/or services we sell or changes in tax rules and regulations applicable to us, could adversely affect our business and our results of operations.
      We are subject to various federal, state, and local laws and regulations including, but not limited to, the Fair Labor Standards Act, as amended, and regulations promulgated by the Internal Revenue Service, the United States Department of Labor, the Occupational Safety and Health Administration, and the Environmental Protection Agency. Failure to properly adhere to these and other applicable laws and regulations could result in the imposition of civil and criminal penalties or adverse legal judgments and could adversely affect our business and our results of operations. Similarly, the cost of complying with newly-implemented laws and regulations could adversely affect our business and our results of operations.

Any potential tariffs imposed on products that we import from China, as well as the potential sudden strengthening of China’s currency against the U.S. dollar, could reduce our gross margins and our overall profitability.
      We purchase a significant portion of our inventory from manufacturers located in China. Changes in trade regulations (including tariffs on imports) or the continued strengthening of the Chinese currency against the U.S. dollar could increase the cost of items we purchase, which in turn could have a material adverse effect on our gross margins.
FORWARD LOOKING STATEMENTS
      We have included in this Prospectus, as well as in the documents incorporated by reference in this Prospectus, statements containing “forward-looking information,” as defined by the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “plan,” “will,” “estimate,” “should” or other comparable and similar expressions in this Prospectus and in the documents incorporated by reference to identify such forward-looking statements. Forward-looking information, by its nature, involves estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a statement that contains forward-looking information. Any statement containing forward-looking information speaks only as of the date on which it is made, and, except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. Examples of factors that can affect our expectations, beliefs, plans, goals, objectives and future financial or other performance are discussed under the heading “Risk Factors.” All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. It is not possible for our management to predict all of such factors or to assess the effect of each such factor on our business. New factors emerge from time to time, and may be found in the future SEC filings incorporated by reference in this Prospectus in the section captioned “Where You can Find More Information.”
TERMS AND CONDITIONS
Administration and Contact Information
      RadioShack, through Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A., the Plan Administrator, administers the Plan, keeps records, sends statements of account activity to participants and performs clerical and ministerial duties related to the Plan. The Plan Administrator purchases, sells and holds all shares of common stock acquired under the Plan.
      You may contact the Plan Administrator by:

•	U.S Mail (other than Certified/ Overnight Mail):

RadioShack Shares Plan
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856

•	Certified/ Overnight Mail:

RadioShack Shares Plan
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

•	Telephone:

(888) 218-4374 (within the United States)
(651) 450-4064 (outside the United States, including Puerto Rico)

An automated voice response system is available 24 hours a day,
7 days a week. Customer Service Representatives are available from
7:00 a.m. to 7:00 p.m., Central Standard Time, Monday through
Friday.

•	Fax:

(651) 450-4085

•	Internet:

www.wellsfargo.com/shareownerservices (for general information)

www.shareowneronline.com (for account information)
      Unless otherwise specified, Plan transactions can be handled via the Internet, by telephone, or through the mail.
      You should include in all correspondence your stockholder account number, taxpayer identification number and daytime telephone number where you may be contacted during normal working hours to facilitate a prompt response.
Who Can Join

•	Registered stockholders of RadioShack are eligible to join the Plan.

•	New investors who would like to become registered stockholders may join by paying a $10 enrollment fee and by making an initial investment between $250 and $150,000.

•	Non-U.S. residents are eligible to participate as long as their participation would not violate applicable laws in their home countries.
Plan Enrollment
      Registered Stockholders. If you are currently a stockholder of record, you may enroll in the Plan at any time by completing and returning an application form. Requests for such forms should be directed to the Plan Administrator, either by telephone, electronically or in writing.
      Beneficial (“Street Name”) Owners. If your shares are held in the name of a bank, broker, or other nominee (that is, in “street name”), you should direct your bank, broker or other nominee to have your shares registered directly in your name. You can then enroll in the Plan as a registered stockholder.
      New Investors. If you are not currently a stockholder of record, you may join the Plan by paying a $10 enrollment fee and by completing and returning an application form together with an initial investment of not less than $250 and not more than $150,000, which will be used to purchase common stock for your account. This minimum initial investment amount of $250 will be waived, however, if you sign up for monthly Automated Clearing House (ACH) investments, as described below. The $10 enrollment fee will be deducted from the initial investment amount. Go to www.shareowneronline.com and follow the instructions for opening an account online, or contact the Plan Administrator to request an application form.

Initial Investments
      Your initial investment will be invested in common stock on the next Investment Date (as defined below), provided that payment is received by the Plan Administrator within the applicable minimum time period. Purchases of common stock for your account are made as soon as practicable after receipt of your initial investment, and in no event later than 20 days after receipt of payment. Investment Dates during any month are determined solely at the discretion of the Plan Administrator. However, it is anticipated to be the practice of the Plan Administrator to make purchases on behalf of Plan participants twice each month. We call each one of these days the Investment Date.
      Application forms, including online internet applications, and initial investments must be received by the Plan Administrator at least two business days prior to an Investment Date and are subject to review by the Plan Administrator. Interest is not paid on any funds received, and funds do not earn dividends prior to their investment.
      As soon as practicable after completion of your initial investment, the Plan Administrator will distribute to you a statement notifying you of the establishment of your account and setting forth the details of your investment. Receipt of such statement serves as notification of your enrollment in the Plan.
      RadioShack may elect not to offer or sell shares of common stock through the Plan to persons residing in any jurisdiction or foreign country where, in the judgment of RadioShack, the burden or expense of compliance with applicable state blue sky or securities laws makes such offer or sale there impracticable or inadvisable. In any of these circumstances, dividends, if and when declared, will be paid in the usual manner to the person, and any cash payment received from such person will be returned to such person.
Optional Cash Investments
      Once you are enrolled in the Plan, for a transaction fee of $5 per check investment or $1.50 per Automated Clearing House (ACH) investment, you may make additional share purchases using the Plan’s optional cash investment feature. The only restrictions that apply to making optional cash investments are that they be made in amounts of not less than $50 per investment nor more than $150,000 per annum including your initial investment. The Plan Administrator cannot waive these restrictions.
      The Plan Administrator will invest your funds on the next Investment Date, if it is received at least one business day prior to that Investment Date. The Plan Administrator will invest your payment with those of other participants and apply them to the purchase of additional shares of common stock, which it will hold as custodian.
      As is the case with initial investments, RadioShack and the Plan Administrator will not pay interest on any optional cash funds received and held for investment under the Plan, and funds do not earn dividends prior to their investment. Therefore, it is to your benefit for an optional cash investment to be received by the Plan Administrator shortly, but not less than applicable minimum period of time, before an Investment Date. You are under no obligation to make additional cash investments.
      During the period that an optional cash investment is pending, the collected funds in the possession of the Plan Administrator may be invested in certain permitted investments. These “permitted investments” include any money market mutual funds registered under the Investment Company Act (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provides management advisory or other services) consisting entirely of (1) direct obligations of the United States of America or (2) obligations fully guaranteed by the United States of America. The Plan Administrator will bear the risk of any loss from these permitted investments, and the Plan Administrator will retain any investment income from these Permitted Investments.
      If any optional cash contribution, including payments by check or automatic withdrawal, is returned for any reason, the Plan Administrator will remove from your account any shares purchased upon prior credit of these funds and will sell these shares. The Plan Administrator may sell other shares in the account to recover a returned funds fee for each optional cash investment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.
Refunds of Initial Investments and Optional Cash Investments
      Upon written request, the Plan Administrator will, prior to actual investment, refund your initial investment or any optional cash investment, provided your request is received by the Plan Administrator at least two business days prior to the next Investment Date. Refunds will be made within three weeks.
Methods of Investment

•	Check. Initial investments and optional cash investments may be made by check, in United States dollars and drawn on a United States bank account, payable to Shareowner Services.

•	Automatic Monthly Investment. An initial investor and a Plan participant may also authorize an automatic debit through an ACH withdrawal. This investment is accomplished, on or about the 20th day of each month by completing the appropriate section of the application form or by notifying the Plan Administrator in writing. The debit to your bank account occurs approximately five days before an investment is made. To be effective with respect to a particular investment date, requests to enroll in, change, or discontinue Automatic Monthly Investments must be received by the Plan Administrator at least 15 business days prior to an Investment Date.
Dividend Reinvestment Options
      The reinvestment option you select will apply to all shares of common stock you own of record, whether held in certificate form, book-entry (DRS) or in the Plan. When enrolling in the Plan, you may select one of the following reinvestment options:

•	Full Dividend Reinvestment. All cash dividends on shares held in physical certificate form registered in your name, including book-entry (DRS), on the records of RadioShack and all cash dividends on all Plan shares credited to your account under the Plan will be used to purchase additional shares. You will not receive cash dividends from RadioShack; instead, the dividends will be reinvested.

•	Partial Dividend Reinvestment. All cash dividends on a percentage (chosen by you) of both your Plan shares and shares held by you in physical certificate form, including book-entry (DRS), will be used to purchase additional shares. You may elect percentages from 10% up to 90% in increments of 10%. If you elect Partial Dividend Reinvestment, you will receive a check or direct deposit from RadioShack for dividends, when declared and paid, only for those shares not subject to dividend reinvestment.

•	Cash Payments Only (No Dividend Reinvestment). All cash dividends on shares held in physical certificate form registered in your name, including book-entry (DRS), on the records of RadioShack and all cash dividends on all Plan shares credited to your account under the Plan will continue to be received, as declared, by check or direct deposit.
      You may change your reinvestment option at any time by calling, going online or sending written notice to the Plan Administrator. For information on telephone and online access to your account, see “Telephone Access” and “Internet Access” below. Notices received on or before a dividend record date will be effective for that dividend. Notices received after a dividend record date will not be effective until after that dividend has been paid. You may also send in optional cash investments with any of the above options.

      Dividend record dates are publicly announced by RadioShack. As of the date of this Prospectus, RadioShack pays dividends on an annual basis; however, RadioShack may change the amount and timing of dividends at any time without notice.
      On each applicable Investment Date, the Plan Administrator will (after deducting withholding taxes, if any) apply the cash dividends to the purchase of shares of common stock for all participants who are reinvesting their dividends in the Plan. The Plan Administrator will credit the proportionate number of shares (computed to three decimal places) purchased by the Plan Administrator to each participant’s account. The dividend reinvestment feature of the Plan has no associated transaction cost.
      If you select the Partial Dividend Reinvestment or Cash Payments Only option, you can have your cash dividends not being reinvested transferred directly to your bank for deposit. For electronic direct deposit of dividend funds, contact the Plan Administrator to request a Direct Deposit of Dividends Authorization Form, then complete and return the form to the Plan Administrator. Be sure to include a voided check for checking accounts or savings deposit slip for savings accounts. If your stock is jointly owned, all owners must sign the form.
Purchase of Shares
      All shares of common stock will be purchased in the open market. RadioShack will not utilize newly issued RadioShack common stock for Plan participants to purchase.
      The Plan Administrator may commingle each participant’s funds with those of other participants for the purpose of executing purchases. Neither RadioShack Corporation nor any affiliated purchasers will exercise any direct or indirect control or influence over the times when or prices at which the Plan Administrator may purchase common stock for the Plan, the amounts of shares to be purchased or the selection of a broker-dealer through which purchases for the Plan may be executed.
      The price that you will pay for any shares purchased will be the weighted average cost of all shares purchased (initial investment, optional cash and dividend reinvestment) by the Plan Administrator in relation to the applicable Investment Date, including brokerage commissions and fees. Participants will be charged a fee of $5.00 per optional cash investments made by check or $1.50 for optional investments made by monthly ACH.
      Please note that you will not be able to instruct the Plan Administrator to purchase shares at a specific time or at a specific price. Therefore, you will not be able to time precisely your purchase through the Plan, and you will bear the market risk associated with fluctuations in the market price of shares. If you send in an initial or additional investment or authorize automatic deductions, it is possible that the market price of shares could increase or decrease before the Plan Administrator purchases shares with your funds. In addition, you will not earn interest on investments for the period before the shares are purchased.
      After each transaction is made, a detailed statement will be distributed to you indicating, among other things, the amount invested, the number of shares purchased, the average cost per share and fees paid.
Stock Certificates/ Book-Entry Shares
      All shares purchased on your behalf through the Plan will be held by the Plan Administrator in book-entry form. In addition, all shares distributed under the Plan will be in book-entry form. RadioShack does not issue stock certificates under any circumstances.
Transferring Plan Shares to Others
      You can transfer RadioShack common stock through the Plan to other persons in three ways:

•	You can make an initial investment to establish an account in the recipient’s name. Simply complete and submit to the Plan Administrator an application in the recipient’s name together with the required initial investment of not less than $250 and not more than $150,000; or

•	You can submit an optional cash payment in an amount of not less than $50 nor more than $150,000 on behalf of an existing Plan participant; or

•	You can transfer shares from your account to the account of another person. To transfer shares, mail the Plan Administrator a properly executed stock assignment form with a medallion signature guarantee and a letter of instruction.
      Unless instructed otherwise, the Plan Administrator will retain the shares and enroll the transferee in 100% dividend reinvestment. The new participant will receive a statement showing the number of shares transferred and now held in his or her Plan account.
      If you request to transfer all shares in your Plan account between a dividend record date and payable date, the transfer request will be processed; however, your Plan account will not be terminated. You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.
Sale of Shares
      You can sell all or part of your shares held by the Plan Administrator by furnishing the Plan Administrator with written instructions by letter signed by all registered holders or by calling

(888) 218-4374. Sales of shares may also be completed by means of the Internet; please visit www.shareowneronline.com for more details. The Plan Administrator may require a signature guarantee for telephone sales of $25,000 or more.
      The Plan Administrator cannot sell for you any certificated shares that you may be holding unless you convert these shares into book-entry (DRS) form. See “Direct Registration” below for more information. Proceeds from the sale of shares will be mailed to the stockholder of record or, if requested, deposited electronically to the stockholder’s bank account.
      If you submit a request to sell all or a portion of the shares held by the Plan Administrator, and you are requesting the net proceeds be automatically deposited to a bank checking or savings account, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, the written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be honored, and a check for the net proceeds will be issued.
      The Plan Administrator will make every effort to process your sale order on the next business day following receipt of a properly completed request (please note, however, that sale requests involving multiple transactions may experience a delay). RadioShack and the Plan Administrator will not be liable for any claim arising out of failure to sell stock on a certain date or at a specific price. Selling participants should be aware that the share price of common stock may fall or rise during the period between a request for sale, its receipt by the Plan Administrator, and the ultimate sale in the open market. Participants should evaluate these risks while deciding whether and when to sell any shares through the Plan as these risks are borne solely by the participant.
      When you sell your shares, the price per share that you will receive is the weighted average price of all Plan shares sold by the Plan Administrator on that day less a $15.00 transaction fee. Your proportionate share of trading fees of $0.10 per share and any withholding tax will also be deducted from the sale proceeds.
Telephone Access
      If you have established telephone access privileges on your account, you can:

•	Change the amount of or stop automatic monthly bank withdrawals;

•	Change your dividend reinvestment option (for example, from full to partial reinvestment); and

•	Sell some or all of your plan shares if the current market value of the shares to be sold is $25,000 or less.
      To establish telephone access privileges, please call the Plan Administrator and request an Automated Request Authorization form.
Internet Access
      You may access your account information and perform transactions on the internet.
      For shareholders of record, to activate your account and establish a Personal Identification Number (PIN), you will need your 10-digit Plan account number (which is listed on your account statement), your Social Security number, your email address, and the company name you own stock in (i.e., RadioShack Corporation).
      To access your online account, go to www.shareowneronline.com and click “First Time Visitor Sign Up.” Next, simply follow the instructions found on the “First Time Visitor, New Member Registration” page. Once you have successfully signed up, you will receive an e-mail notifying you that your account information is available (typically, the next business day).
      Once you have activated your account online, you can also:

•	Authorize, change or stop your Automatic Cash Withdrawal and Investment Service;

•	Change your dividend reinvestment option (for example, from full to partial reinvestment); and

•	Sell some or all of your Plan shares if the current market value of the shares to be sold is $25,000 or less.
Changing Your Plan Options
      You can change the elections you have made under the Plan at any time by providing notice to the Plan Administrator. You may also change your Plan options online; visit www.shareowneronline.com for more details. The Plan Administrator will accept notice from only you or a person duly authorized in writing to act on your behalf.

Termination of Plan Participation
      Your enrollment in the Plan may be automatically terminated if you no longer hold any certificated shares and your book-entry Plan shares total less than one full share of common stock. Upon automatic termination, you will be sent a check for the proceeds from the sale of the fractional share, less trading fees, a transaction fee, and withholding tax, if any.
      In addition, you may send a notice to the Plan Administrator requesting termination of participation in the Plan. Your termination notice should specify whether you wish to (1) convert all your full Plan shares to book-entry (DRS) and sell the remaining fraction, (2) sell all of your Plan shares, or (3) convert a specified number of full Plan shares to book-entry (DRS) and sell the remaining shares. Participants will receive a check or direct deposit in the amount of any fractional or full shares sold, less any brokerage commission and service fees. Future dividends will be paid in cash. If no election is made in the request for termination, full Plan shares will be converted to book-entry (DRS) and a check will be issued for net proceeds of the fractional share.
      With respect to the sale of fractional shares, the Plan Administrator will pay cash to you in an amount determined in the same manner as provided with respect to the sale of full shares.
      Upon termination of Plan participation, a statement and/or check will be sent to only you or your legal representative.
      If your request to terminate participation in the plan is received on or after a dividend record date, but before the dividend payment date, your termination will be processed as soon as practicable, and a separate dividend check will be mailed to you. Future dividends will be paid in cash, unless you rejoin the Plan.

Summary of Plan Fees

Plan Fees	Certificated and Book-Entry Shares

Enrollment fee	$10.00 per account enrollment
Purchase of shares:
Transaction fee — cash or money order	$5.00 per purchase transaction
Transaction fee — ACH	$1.50
Trading fee	No charge
Sale of shares (partial and full):
Transaction fee	$15.00 per sale transaction
Trading fee	$0.10 per share
Reinvestment of cash dividends	No charge
Transfer of shares	No charge
Returned checks	$25.00 per check
Duplicate statements
Current Year	No charge
Prior Year(s)	$15.00 per year requested
      The Plan Administrator will deduct the applicable Plan fees from either the initial or optional investment or proceeds from a sale.
Tax Consequences of Participation in the Plan
      The amount of cash dividends paid by RadioShack is considered taxable income, even though reinvested under the Plan. The information return sent to you and the IRS at year-end will show as dividend income the full amount of dividends reinvested under the Plan as well as cash dividends paid directly to you, if any. For United States federal income tax purposes, the cost basis of shares of common stock acquired through the Plan on any given Investment Date will be determined by dividing the total of the dividends reinvested net of taxes withheld, if any, plus your cash investment (initial or optional), if any, by the number of shares of common stock, including fractional shares, if any, acquired on your behalf by the Plan Administrator on that Investment Date.
      In the case of stockholders whose dividends are subject to United States federal income tax withholding, or backup withholding, the Plan Administrator will reinvest dividends less the amount of tax required to be withheld.
      The sale of shares through the Plan will be reported to the IRS and you on Form 1099-B.

      You should consult with your tax advisor for advice applicable to your particular situation.
Adverse Market Conditions
      In the event of an adverse market condition, such as trading curbs or market closure, the Plan Administrator will not be able to guarantee the execution of any purchase or sale transactions according to the terms and conditions of the Plan.
Stock Splits, Stock Dividends and Rights Offerings
      You will receive your proportionate share of any stock dividend or stock split that we declare, based on the total number of shares owned of record by you on the record date for the stock dividend or stock split, regardless of whether you own these shares in book-entry or certificated form. However, all of the shares that you receive from a stock dividend or stock split will be added to your Plan account in book-entry form (including shares that you receive based on certificated shares), and you will not receive shares from a stock dividend or a stock split in certificated form. In the event that RadioShack makes available to its stockholders rights to subscribe to additional shares, debentures or other securities, you will receive these rights based on the total number of whole shares credited to your account. You will not receive stock certificates for shares distributed in connection with a dividend, stock split or subscription rights. If you send notice of termination or a request to sell to the Plan Administrator between the record date and the payable date for a stock distribution, your request will not be processed until the stock distribution is credited to your account.
Voting Rights
      A proxy card will be sent to you representing the shares of common stock held in your Plan account combined with any other shares of common stock that you may own of record (but not for any other shares of common stock that you own in a brokerage account or otherwise in “street name”). Shares credited to your account under the Plan on the record date for a vote of stockholders will be voted in accordance with your instructions. Plan shares for which RadioShack does not either receive a signed proxy card (or otherwise valid voting instructions by telephone or internet) will not be voted by the persons named in the proxy card as your proxy.
Limitations on Liability
      Neither RadioShack, the Plan Administrator, nor any broker/ dealer selected by the Plan Administrator to execute purchases or sales on behalf of Plan participants will be liable for any act done in good faith or for any omission to act, including, without limitation, any claims of liability

(i) with respect to the prices at which shares are purchased or sold for your account and the times when such purchases or sales are made (provided, however, that nothing in this Prospectus shall be deemed to constitute a waiver of any rights that you might have under the Securities Act of 1933 or other applicable federal or state securities laws), or (ii) for any fluctuation in the market value before or after purchase or sale of shares, or (iii) for continuation of your account until receipt by the Plan Administrator of written notice of termination or written evidence of your death.
      The Plan Administrator is acting solely as agent of RadioShack and owes no duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, will be read into this Plan. The Plan Administrator undertakes to perform these duties and only these duties as are expressly set forth in this Prospectus, to be performed by it, and no implied covenants or obligations may be read into this Plan against the Plan Administrator or RadioShack.
      In the absence of negligence or willful misconduct on its part, the Plan Administrator, whether acting directly or through agents or attorneys, will not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties as Plan Administrator. In no event will the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind (including lost profit), even if the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.
      The Plan Administrator will (i) not be required to and will make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with a reasonable indemnity.
      The Plan Administrator will not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Plan Administrator shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
      The Plan Administrator is authorized to choose a broker/ dealer, including an affiliated broker/ dealer, at its sole discretion to facilitate purchases and sales of common stock by Plan participants. The Plan Administrator will furnish the name of the registered broker/ dealer, including any affiliated broker/ dealer, utilized in share transactions within a reasonable time upon written request from the participant.
Changes to the Plan
      RadioShack reserves the right to amend, modify, suspend or terminate the Plan, or any provision thereof, from time to time, but this action will have no retroactive effect that would prejudice the interest of participants.
Governing Law
      The terms and conditions of the Plan and its operation are governed by the laws of the State of Texas.
DIRECT REGISTRATION
      RadioShack is a participant in the Direct Registration System (DRS). DRS is a method of recording shares of stock in book-entry form. Book-entry means that your shares are registered in your name on the books of RadioShack without the need for physical certificates and are held separately from any Plan shares you may own. Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form. With DRS you can:

•	Eliminate the risk and cost of storing certificates in a secure place.

•	Eliminate the cost associated with replacing lost, stolen, or destroyed certificates.

•	Move shares electronically to your broker.
      All share transactions are issued to book-entry (DRS) form, rather than physical certificates. You may convert any stock certificate(s) you are currently holding into book-entry form by sending the stock certificate(s) to the Plan Administrator with a request to deposit them to your DRS account. There is no cost to you for this custodial service and by doing so you will be relieved of the responsibility for loss or theft of your certificate(s). Your certificate(s) should not be endorsed, and we recommend sending your certificate(s) registered insured mail for at least 3% of the current market value.
      You may choose to have a portion or all of your full book-entry or Plan shares delivered directly to your broker by contacting your broker/ dealer. When using your broker to facilitate a share movement, please provide them with a copy of your DRS account statement.

USE OF PROCEEDS
      It is RadioShack’s present intention that all purchases of common stock made under the Plan will be in open market transactions, and no proceeds are expected to flow to RadioShack as a result of the offering. The principal purpose for the Plan is to provide investors a convenient method for purchasing shares of common stock and to provide stockholders with a convenient method of investing cash dividends in additional shares of common stock.
LEGAL MATTERS
      Certain legal matters related to the common stock offered hereby will be passed upon for RadioShack by David S. Goldberg, Esq., Senior Vice President — General Counsel and Corporate Secretary for RadioShack. Mr. Goldberg owns shares of common stock of RadioShack.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street, N.E.
Room 1580
Washington, DC 20549
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain these materials electronically by accessing the SEC’s home page on the Internet at:

www.sec.gov
      This Prospectus does not have all of the information contained in our registration statement on Form S-3 and attached exhibits, which we filed with the SEC under the Securities Act of 1933, as amended, and to which we refer in this Prospectus.

      We will promptly furnish, without charge, a copy of any and all of the information that we have incorporated by reference in this Prospectus upon your written or oral request to:

Assistant Corporate Secretary
RadioShack Corporation
300 RadioShack Circle
MS CF4-101
Fort Worth, Texas 76102
(817) 415-3022
      The following documents, which we previously filed with the SEC pursuant to Section 13 or 15 of the Exchange Act, are incorporated by reference into this Prospectus:
      RadioShack Corporation SEC Filings (File No. 1-5571):

•	Annual Report on Form 10-K (filed on March 15, 2006) for the twelve months ended December 31, 2005,

•	Current Report on Form 8-K (filed on March 30, 2006),

•	Current Report on Form 8-K (filed on April 7, 2006),

•	Quarterly Report on Form 10-Q (filed on May 9, 2006) for the quarter ended March 31, 2006,

•	Current Report on Form 8-K (filed on May 23, 2006), and

•	Current Report on Form 8-K (filed on June 16, 2006).
      In addition, we incorporate by reference in this Prospectus all documents that we may file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the filing of a post-effective amendment (which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold). Those documents are a part of this Prospectus from the date of its filing and later information we file with the SEC will automatically update and supersede this information.